Regulatory Announcement

Company	C&C Group Plc
TIDM	CCR
Headline	Annual Information Update
Released	17:10 09-Jul-07
Number	9345Z

C&C Group PLC
Annual Information Update ("AIU")

C&C Group plc (the "Company") published its Annual Report on 11th June 2007. This annual information document has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) and has been submitted to the Irish Stock Exchange for filing with the Irish Financial Services Regulatory Authority (the Financial Regulator) in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator. The Company is also publishing the AIU via a Regulatory Information Service today and making it available in the Investor Relations section of its website, www.candcgroupplc.com under News.

List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release. This includes all announcements and filings made under the rules of the Irish Stock Exchange and the UK Listing Authority. This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.

(i) Regulatory announcements and filings made to the Irish Stock Exchange and UK Listing Authority via a Regulatory Information Service

Date:	Subject
5/7/2006	Annual Information Update
6/7/2006	Holding in Company
7/7/ 2006	Chairman's Updating Statement
7/7/2006	Result of AGM
11/7/2007	Brochure of Particulars
13/7/ 2006	Director / PDMR Shareholding
11/8/ 2006	Dates of Announcement
16/8/ 2006	Statement Release Date
1/9/2006	Trading Statement
13/9/2006	Capital Investment
22/9/2006	Tayto Sale Completion

12/10/2006	Interim Results
12/10/2006	Interim Dividend Timetable
16/10/2006	Director / PDMR Shareholding
25/10/2006	Scrip Dividend Price
26/10/2006	Director / PDMR Shareholding
13/12/2006	Brochure of Particulars
13/12/2006	Director / PDMR Shareholding
13/12/2006	Director / PDMR Shareholding
20/12/2006	Brochure of Particulars - amended
10/1/2007	Date of Trading Statement
1/2/2007	Holding in Company
28/2/2007	Trading Statement
1/3/2007	Director / PDMR Shareholding
5/3/2007	Director / PDMR Shareholding
5/3/2007	Director / PDMR Shareholding
5/3/2007	Director / PDMR Shareholding
8/3/2007	Holding in Company
12/4/2007	Holding in Company
9/5/2007	Final results
9/5/2007	Scrip Dividend Timetable
14/5/2007	Britvic plc -Announcement re Acquisition
14/5/2007	Disposal
25/5/2007	Price of Scrip Shares
14/6/2007	Director / PDMR Shareholding
19/6/2007	Transaction in Own Shares
20/6/2007	Transaction in Own Shares
21/6/2007	Transaction in Own Shares
21/6/2007	Transaction in Own Shares
21/6/2007	Annual Report and Accounts
22/6/2007	Transaction in Own Shares
25/6/2007	Transaction in Own Shares
26/6/2007	Transaction in Own Shares
27/6/2007	Transaction in Own Shares
28/6/2007	Transaction in Own Shares
29/6/2007	Transaction in Own Shares
2/7/2007	Total Voting Rights
2/7/2007	Transaction in Own Shares
2/7/2007	Holding in Company
3/7/2007	Transaction in Own Shares
3/7/2007	Holding in Company
4/7/2007	Transaction in Own Shares
5/7/2007	Transaction in Own Shares
6/7/2007	Transaction in Own Shares
9/7/2007	Transaction in Own Shares

(ii) Companies Registration Office Filings

Date:	**Subject**
11/7/2007	G1Q - Special Resolution
11/7/2006	B5 - Allotment of Shares

30/11/2006	B1 - Annual Return
13/12/2006	B5 - Allotment of Shares
13/12/2006	B5 - Allotment of Shares
30/3/2007	B5 - Allotment of Shares
29/5/2007	Interim Accounts Filing
30/5/2007	B5 - Allotment of Shares
12/6/2007	B5 - Allotment of Shares

Availability of the full text of the Announcements / Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange and the London Stock Exchange (www.ise.ie, www.londonstockexchange.com) Copies of any filings made with the Companies Registration Office will be available from the Companies Registration Office website (www.cro.ie).

Accuracy of Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

Issued by:
Noreen O'Kelly
Company Secretary C&C Group plc
9th July 2007.

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Regulatory Announcement

RECEIVED

2007 JUL 16 A 7:09

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Company	C&C Group Plc
TIDM	CCR
Headline	Transaction in Own Shares
Released	07:00 09-Jul-07
Number	8495Z

REFERENCE No: 82-34854

C&C Group plc

Transaction in Own Shares

C&C Group plc announces that on 06 July 2007, it purchased 500,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €10.35 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 323,448,377.

Enquires:

Davy Corporate Broking
Tel: +353 1 614 8829

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